NOTIFICATION OF LATE FILING


                                   FORM 12b-25

                                                SEC FILE NUMBER 000-23309

                                                CUSIP NUMBER 501942106

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


(Check One):
     /X/ Form 10-K / / Form 20-F / / Form 11-K / / Form 10-Q / / Form N-SAR


For period ended:  December 31, 1999
/ / Transition Report on Form 10-K
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q
/ / Transition Report on Form N-SAR

For the Transition Period Ended:________________________________________



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            Nothing in this form shall be construed to imply that the
            Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the item(s) to which the notification relates:

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PART 1-REGISTRANT INFORMATION

LINC Capital, Inc.
________________________________________________________________________________
Full Name of Registrant


________________________________________________________________________________
Former Name if Applicable

303 E. Wacker Drive Suite 1000
________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

Chicago, IL 60601
________________________________________________________________________________
City, State and Zip Code


PART II-Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the Subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable


PART III-NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     For the reasons setforth in Part IV management was not able to fully reflect the effect of recent developments on its financial statements and financial disclosures with sufficient precision and detail to file its Form 10-K within the deadline. Therefore, the Company has elected to defer the filing so as to provide more complete, current and accurate information.

PART IV-OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Allen P. Palles       (312)            946-1000
         ---------------     ---------       --------------
             (NAME)         (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
     /X/ Yes / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? /X/ Yes / / No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company anticipates establishing additional reserves for credit losses that will have a material effect on the results of operations for the quarterly period and year ended December 31, 1999. In addition, the Company is evaluating certain of its assets, principally goodwill, for impairment. It is probable that adjustments to the carrying amounts of these assets will have a material effect on financial condition and results of operations. However, the Company is not yet able to accurately quantify the full impact of adjustments to reserves or asset values.


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                              LINC Capital, Inc.
             ------------------------------------------------
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  March 31, 2000
      ---------------
By    /s/ Allen P. Palles
      -------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



                                    ATTENTION
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Intentional  misstatements  or omissions  of fact  constitute  Federal  Criminal
Violations (See 18 U.S.C. 1001)
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